Schedule B
Distribution Fees

For

CLIFFORD CAPITAL PARTNERS FUND

A.	For distribution services, First Dominion Capital Corp. (“FDCC”) shall be paid monthly at the following annual rates:

Annual Basis Point Charge*

0.01% on average daily net assets of each fund;

*Subject to a $12,000 annual minimum fee per fund

B.	FDCC will charge 100 per piece (up to 10 pages), plus $10 for each additional page for sales literature review.

C.	FDCC will maintain qualified FINRA licenses for a monthly fee of $250.00 per individual

D.	Out-of-pocket expenses will be passed through as incurred, with no mark-up or set-off. Out-of-pocket expenses include, but are not limited to:

- FINRA fees
- Travel related expenses
- NSCC Participation Fees